1655 Roberts Boulevard, N.W.
Kennesaw, Georgia 30144
August 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Crawford and Amanda Ravitz

Re:	Artivion, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 3, 2023
File No. 001-13165

Ladies and Gentlemen:
We are submitting this letter in response to the written comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), as contained in your letter, dated August 4, 2023 (the “Comment Letter”), to Artivion, Inc. (the “Company”) regarding the Company’s above-referenced Definitive Proxy Statement on Schedule 14A (the “2023 Proxy Statement”). We appreciate the Staff’s comments and feedback on the new, and exceedingly complex, Pay Versus Performance disclosure requirements. In preparing the Company’s 2023 Proxy Statement, our intention was to comply with the letter and spirit of the new rule as we, and our outside consultants, interpreted it.
To facilitate your review of the Company’s response, we have repeated your comment in bold, italicized text followed immediately by the response of the Company.
Definitive Proxy Statement on Schedule 14A filed April 3, 2023
Pay Versus Performance Disclosure, page 64
1.Please provide a clear description of the relationship between compensation actually paid and both net income and your Company-Selected Measure, as required by Regulation S-K Item 402(v)(5). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
We acknowledge the Staff’s comment. In its future proxy disclosures, the Company will include a description of the relationship between compensation actually paid and both net income and the Company-Selected Measure.
2.Refer to the reconciliation table in footnote (d) to your pay versus performance table. It is unclear what amounts are reflected in the row titled "ADD Year over Year Change in Fair Value of Equity Awards Granted in Prior Year that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value.

Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
We acknowledge the Staff’s comment. While the Company believes that footnote (h) to the reconciliation table addresses the Staff’s comment, in its future proxy disclosures, the Company will revise its table headings to more clearly reflect the amounts used to calculate compensation actually paid in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
3.Refer to the description of your Company-Selected Measure "AORT Revenue Growth" in footnote (d) to the pay versus performance table. It is unclear how you determine "baseline" and how it is used in calculating the Company-Selected Measure from your audited financial statements. In addition, since there are a variety of ways to determine constant currency, its role in calculating your Company-Selected Measure is also unclear. Please ensure that your Company-Selected Measure description shows clearly how it is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi).
We acknowledge the Staff’s comment. In its future proxy disclosures, the Company will include additional disclosure to show clearly the calculation method used in its Company-Selected Measure in accordance with Regulation S-K Item 402(v)(2)(vi).
4.In addition, it appears that you may have calculated your Company-Selected Measure differently for each year reported in the pay versus performance table. Specifically, we note your disclosure in footnote (d). The amount disclosed in the Company-Selected Measure column of the pay versus performance table for each covered fiscal year must be calculated using the Company-Selected Measure for the most recently completed fiscal year. For example, if your Company-Selected Measure for 2022 is Revenue Growth, you would disclose the Revenue Growth amount in each covered fiscal year. Please ensure that your tabular and related data reflect this requirement. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.
We acknowledge the Staff’s comment. In its future proxy disclosures, the Company will revise its disclosure in the pay versus performance table and related footnotes to clarify the calculation using the Company-Selected Measure for the most recently completed fiscal year.
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We thank the Staff for its consideration and hope the Staff finds the foregoing answers responsive to its comments. If you should have any questions or further comments with respect to the Company’s 2023 Proxy Statement, please do not hesitate to contact Jean F. Holloway, the Company’s General Counsel, at (678) 290-4319 or jean.holloway@artivion.com.
Yours very truly,

/s/ J. Patrick Mackin
Name: J. Patrick Mackin
Title: Chairman, President, and Chief Executive Officer

cc:     Jean Holloway, Artivion, Inc.
Jason Grier, Artivion, Inc.
Andrew Nick, Fredrikson & Byron, P.A.